UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Granite Point Mortgage Trust Inc.

(Name of Issuer)

$0.01 Par Value Common Stock

(Title of Class of Securities)

38741L 107

(CUSIP Number)

Rebecca B. Sandberg, Esq.

Vice President, Secretary and General Counsel

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

(612) 629-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Two Harbors Investment Corp., 27-0312904

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 00,000

	8.	Shared Voting Power 33,071,000

	9.	Sole Dispositive Power 00,000

	10.	Shared Dispositive Power 33,071,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,071,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 76.5%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Two Harbors Operating Company LLC, 27-0312904

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 00,000

	8.	Shared Voting Power 33,071,000

	9.	Sole Dispositive Power 00,000

	10.	Shared Dispositive Power 33,071,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,071,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 76.5%

14.	Type of Reporting Person (See Instructions) CO

Item 1.  Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the $0.01 par value common stock (the “Common Stock”) of Granite Point Mortgage Trust Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 590 Madison Avenue, 36th Floor, New York, NY  10022.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed by:

(i) Two Harbors Investment Corp. (“Two Harbors”); and

(ii) Two Harbors Operating Company LLC (“Two Harbors LLC”; together with Two Harbors, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Two Harbors is a public reporting company and owns 100% of the membership interests of Two Harbors LLC. Two Harbors LLC is the record owner of 33,071,000 shares of Common Stock of the Issuer, representing 76.5% of the outstanding common stock of the Issuer.

(b) The address of each of the Reporting Persons is 590 Madison Avenue, 36th Floor, New York, NY 10022.

(c) Two Harbors, a Maryland corporation, is a real estate investment trust that invests in residential mortgage-backed securities, mortgage servicing rights, commercial real estate and other financial assets. Two Harbors LLC is a Delaware limited liability company whose primary business is to hold equity interests in its subsidiaries and is the record owner of 33,071,000 shares of Common Stock.

(d) — (e) During the last five years, none of the Reporting Persons nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of Two Harbors has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On June 22, 2017, Two Harbors LLC entered into a Contribution Agreement among the Issuer, Granite Point Operating Company LLC, a subsidiary of the Issuer, and, for certain limited purposes, Two Harbors, pursuant to which Two Harbors LLC agreed to contribute all of the membership interests in TH Commercial Holdings LLC to the Issuer and to take certain other actions in connection with the formation transaction contemplated to occur simultaneously with the closing of the initial public offering of Granite Point common stock (“IPO”). The $651 million in equity interests to be contributed include Two Harbors’ portfolio of commercial real estate assets of approximately $1.8 billion, related secured indebtedness of approximately $1.2 billion and net working capital of approximately $0.1 billion, subject to a post-closing adjustment.

On June 28, 2017, the Issuer’s IPO closed. Accordingly, Two Harbors LLC contributed its membership interests in TH Commercial Holdings LLC to the Issuer in accordance with the terms of the Contribution Agreement and received in exchange 33,071,000 shares of the Issuer’s Common Stock and other consideration.

In connection with the Contribution Agreement, Two Harbors and the Issuer entered into a Director Designation Agreement, which allows the independent directors of Two Harbors to designate three individuals for nomination for election to the Issuer’s board of directors. Three directors were designated by the independent directors of Two Harbors and the designees became members of the Issuer’s board of directors. Two Harbors also has the right to re-designate such individuals, or to designate other qualifying individuals in their stead, for nomination for election to the Issuer’s board of directors, to serve until the 2019 annual meeting of the Issuer’s stockholders.

On June 22, 2017, each of Stephen G. Kasnet, W. Reid Sanders and Hope B. Woodhouse, each a director designated by Two Harbors, were granted shares of the Issuer’s Common Stock pursuant to the Granite Point Mortgage Trust Inc. 2017 Equity Incentive Plan for their service as directors of the Issuer. On June 28, 2017, certain Covered Persons acquired with personal funds beneficial ownership of the Issuer’s Common Stock through the Issuer’s directed share program at the initial public offering price of $19.50 per share of Common Stock. These holdings are reported on Schedule I attached hereto.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported herein solely for investment purposes as partial consideration for the assets and operations contributed by the Reporting Persons to the Issuer in connection with the IPO.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Common Stock received by the Reporting Persons is subject to a 120-day lock-up period following the closing of the IPO (the “Lock-up Period”), after which Two Harbors may, subject to the discretion and approval of its Board of Directors and in compliance with applicable securities laws, hold, sell or otherwise dispose of the shares, which may include a distribution of the shares by means of a special dividend to Two Harbors’ stockholders.

In connection with the Issuer’s IPO, Two Harbors has agreed to adopt a 10b5-1 plan, or the 10b5-1 Plan, which is also referred to as the Stock Purchase Plan, in accordance with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934 (the “Exchange Act”), under which Two Harbors will agree, subject to certain conditions, to buy in the open market up to $20 million in the aggregate of shares of the Issuer’s Common Stock during the period commencing four full calendar weeks after the completion of the IPO and ending on the earlier of the date on which all the capital committed to the plan has been exhausted or the date preceeding the ex-dividend date associated with Two Harbors’ declaration of the pro rata distribution of the Issuer’s Common Stock to Two Harbors stockholders, but no later than December 31, 2017. During such time, the 10b5-1 Plan will require Two Harbors to purchase shares of the Issuer’s Common Stock when the market price per share is below book value. The purchase of shares by Two Harbors pursuant to the 10b5-1 Plan is intended to satisfy the conditions of Rules 10b5-1 and 10b-18 under the Exchange Act, and will otherwise be subject to applicable law, including Regulation M, which may prohibit purchases under certain circumstances. For purposes of the 10b5-1 Plan, “book value” means, as of the date of any repurchase, the last reported book value per share of the Issuer’s Common Stock for which financial statements are made available, calculated in accordance with GAAP. The reported book value per share subsequent to the closing of the IPO will be the pro forma net tangible book value per share disclosed under the heading “Dilution” in the Issuer’s prospectus filed with the SEC on June 26, 2017.  This initial reported book value per share will remain in effect until a future reported book value is made available as of the end of the most recent quarterly period for which financial statements are available.   Two Harbors does not intend to distribute any shares it acquires through the Stock Purchase Plan to stockholders as part of the special dividend. Any shares of Common Stock purchased by Two Harbors pursuant to the 10b5-1 Plan will also be subject to lock-up arrangements between Two Harbors and the underwriters.

(b) None.

(c) None.

(d) The Reporting Persons intend to continue designating three directors pursuant to the Director Designation Agreement.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or to distribute to Two Harbors stockholders the Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a) — (b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 43,235,103 shares issued and outstanding as of the closing of the IPO) are as follows:

Two Harbors

(a) Amount beneficially owned:  33,071,000 shares Percentage:  76.5%

(b) Number of shares to which Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote:  33,071,000 shares

iii. Sole power to dispose of or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 33,071,000 shares

Two Harbors LLC

(a) Amount beneficially owned:  33,071,000 shares Percentage:  76.5%

(b) Number of shares to which Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote:  33,071,000 shares

iii. Sole power to dispose of or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 33,071,000 shares

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the common units during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby reference the disclosures contained in Items 3 and 4 of this Schedule 13D regarding the Contribution Agreement, Director Designation Agreement, the Lock-up Period and the Stock Purchase Plan.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:                                         Joint Filing Agreement (filed herewith).

Exhibit B:                                         Contribution Agreement dated as of June 22, 2017 among Granite Point Mortgage Trust Inc., Granite Point Operating Company LLC, Two Harbors Operating Company LLC, and for certain limited purposes Two Harbors Investment Corp. (incorporated by reference from Exhibit 99.1 to Two Harbors Form 8-K filed on June 23, 2017).

Exhibit C:                                         Director Designation Agreement between Granite Point Mortgage Trust Inc. and Two Harbors Investment Corp. (incorporated by reference from Exhibit 10.2 to Granite Point Mortgage Trust Inc.’s Amendment No. 3 to Form S-11 filed on June 20, 2017).

Exhibit D                                             Lock-Up Agreement (incorporated by reference from Exhibit 1.1 to Granite Point Mortgage Trust Inc.’s Amendment No. 3 to Form S-11 filed on June 20, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2017

TWO HARBORS INVESTMENT CORP.

By:	/s/ Thomas E. Siering
Name:	Thomas E. Siering
Title:	President and Chief Executive Officer

TWO HARBORS OPERATING COMPANY LLC

By: Two Harbors Investment Corp., its sole manager,

By:	/s/ Thomas E. Siering
Name:	Thomas E. Siering
Title:	President and Chief Executive Officer

Schedule I

Directors of Two Harbors Investment Corp.

Stephen G. Kasnet

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Investor

Citizenship: USA

Amount beneficially owned: 2,949†

William Roth

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Partner, Pine River Capital Management

Citizenship: USA

Amount beneficially owned: 15,000*

W. Reid Sanders

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Investor

Citizenship: USA

Amount beneficially owned: 7,564*†

Thomas E. Siering

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Partner, Pine River Capital Management

Citizenship: USA

Amount beneficially owned: 25,000*

Brian C. Taylor

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Partner, Pine River Capital Management

Citizenship: USA

Amount beneficially owned: 12,500*

Hope B. Woodhouse

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Investor

Citizenship: USA

Amount beneficially owned: 2,564†

Executive Officers of Two Harbors Investment Corp.

Thomas Siering (see above)

William Roth (see above)

Brad Farrell

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Chief Financial Officer

Citizenship: USA

Amount beneficially owned: 7,500*

Rebecca B. Sandberg

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Vice President, Secretary and General Counsel

Citizenship: USA

Amount beneficially owned: 10,500*†

Two Harbors Operating Company LLC

Two Harbors Investment Corp. is the sole manager of Two Harbors Operating Company LLC.

*  Includes shares of Common Stock purchased by the Covered Person pursuant to Granite Point Mortgage Trust Inc.’s directed share program.

†  Includes Restricted Stock Award shares granted to the Covered Person pursuant to the Granite Point Mortgage Trust Inc. 2017 Equity Incentive Plan.